EXHIBIT 99.1

RYET Signs MOU with Intersect and Nanchang Institute of Science and Technology to Expand Saudi-China Education and Technology Platform

MOU adds the vocational and research capabilities of the Nanchang Institute of Science and Technology (“NIST”) to a Saudi-China platform strategy linking RYET, Intersect and Wadi Makkah, with contemplated connections to Umm Al-Qura University and other Saudi institutions, supporting RYET’s planned Formind strategy and international growth

NANCHANG, China, Aug. 27, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“RYET” or the “Company”) today announced that it entered into a three-party memorandum of understanding (“MOU”) with the NIST and Intersect Holding (“Intersect”). The MOU brings the NIST into a Saudi-China platform strategy connecting vocational education, university research, technology development, institutional investment and commercialization. The MOU contemplates Intersect connecting the parties with Umm Al-Qura University and other Saudi institutions.

The platform brings together capabilities already operating on both sides. RYET has substantial experience working with schools, universities and education authorities in China, including its existing Smart Campus Services relationship with the NIST, a related party of RYET. Intersect provides Saudi commercialization, institutional access and market execution. Intersect’s Saudi ecosystem includes Wadi Makkah Technology Company, the investment company wholly owned by Umm Al-Qura University and a publicly announced investor in Intersect. The MOU is intended to connect these capabilities around a pipeline for research, technology and education projects.

Under the MOU, the parties intend to jointly develop research topics, technical routes, deliverables, budgets and schedules. The NIST is expected to organize relevant disciplines, faculty, students and academic resources. RYET is expected to coordinate technology, project development and implementation. Intersect is expected to connect the parties with Umm Al-Qura University and other Saudi institutions, support efforts to secure research funding, and coordinate project delivery and related academic exchange.

One Platform from China to Saudi Arabia

The collaboration is intended to create an institutional route between Chinese capability and Saudi opportunity. Intersect and its Saudi ecosystem provide investment, university and market connections; the NIST contributes vocational talent and research capacity; and RYET integrates technology, delivery and international commercialization. Under the MOU, Intersect is expected to connect the parties with Umm Al-Qura University and other Saudi institutions.

The model is intended to support commissioned research, vocational training, faculty and student participation, education-technology deployment and new technology and institutional services. Suitable programs could progress from academic collaboration into paid research, technology licensing, local implementation and recurring support, giving the relationship commercial reach beyond a conventional university exchange.

Turning Institutional Reach into Formind Revenue

Under its planned Formind strategy, RYET is organizing technology, education capabilities and institutional relationships developed through its China base into a global commercial platform. Formind is intended to bring those capabilities together as products, services and delivery partnerships that can be deployed in Saudi Arabia and across other international markets.

The NIST adds a deeper source of vocational talent, faculty expertise and research capacity to that platform. Intersect and its Saudi ecosystem strengthen the Saudi side with commercialization capability, investment connectivity and local execution; the contemplated Umm Al-Qura University connection would add academic reach. The Company believes these relationships expand RYET’s ability to originate opportunities, assemble the right delivery partners and carry successful projects into additional markets.

RYET’s current strategic objective is to increase the contribution of markets outside China to more than 50% of annual revenue by the end of 2027. This objective is a strategic target only and does not constitute financial guidance. The connected platform is intended to create several routes toward that objective, including funded research, education and technology deployments, licensing, vocational programs and longer-term institutional services. As individual opportunities move into definitive project agreements and delivery, RYET intends to build repeatable international revenue through Formind rather than rely on one-off market entry. There can be no assurance that this objective will be achieved on the expected timeline or at all.

A Growing Saudi-China Ecosystem

The new MOU follows RYET’s recent strategic collaboration announcement with Intersect and Wadi Makkah’s earlier public announcement of its investment in Intersect. Together, these developments are intended to form a connected Saudi platform rather than a series of separate bilateral relationships. The NIST is the latest institutional addition, extending the platform from commercialization and market access into vocational education, university research and technology development.

The parties intend to use the platform to identify Saudi needs, assemble research and delivery teams across the participating institutions, secure project funding and bring selected programs into implementation. The same structure could then support expansion into the wider Middle East and other international markets through Formind.

The MOU has a three-year term and provides a preliminary framework for the parties to develop individual research, education and technology initiatives through project agreements defining scope, deliverables, economics, intellectual property and implementation responsibilities.

Except for provisions expressly stated to be binding, the MOU records strategic intentions only. Specific projects, budgets, commercial terms, intellectual-property arrangements and implementation responsibilities will require separate project documentation or definitive agreements.

“Formind is being built to connect institutions that create technology with markets ready to deploy it. The NIST adds vocational talent and research depth to a Saudi platform being developed through Intersect and its institutional ecosystem. Together, we intend to build a route from research to implementation and from implementation to global revenue.”

Maggie Fu, Chief Executive Officer, Ruanyun Edai Technology Inc.

“Saudi Arabia’s opportunity is to connect research, talent, capital and execution on one platform. Bringing the NIST into the ecosystem alongside RYET and Intersect’s Saudi partners strengthens the base for projects built around Saudi needs and scalable across the region.”

Ali Alsaileek, Chief Executive Officer, Intersect Holding

About the Nanchang Institute of Science and Technology

The Nanchang Institute of Science and Technology is a vocational and applied higher-education institution in Nanchang, Jiangxi, China. Its academic structure spans engineering, information technology and artificial intelligence, business, education, arts and related disciplines.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services. Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as part of its broader strategy to expand its AI education, language learning, institutional education support and global technology initiatives.

About Intersect Holding

Intersect Holding is a Saudi business group and commercialization platform focused on innovation, entrepreneurship and market access. It supports companies and ventures seeking to enter and scale in Saudi Arabia. Wadi Makkah Technology Company, the investment company wholly owned by Umm Al-Qura University, is an investor in Intersect.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions.

These statements include, among others, statements regarding the Company’s planned Formind transition and global strategy; its current international-revenue strategic objective; the MOU; the development of a connected Saudi-China education, research and technology platform; the anticipated roles and contributions of the participating institutions; potential research, vocational, education-technology, licensing and institutional-service opportunities; and the potential development of international revenue.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include the parties’ ability to identify, fund, negotiate and execute specific projects and international contracts; the need for definitive project agreements and institutional, regulatory and licensing approvals; customer adoption; partner performance; the availability of research funding and financing; project and management execution; intellectual-property, data-protection and cross-border data requirements; collectability and revenue-recognition risks; and the possibility that the Formind transition, international-revenue strategic objective or contemplated opportunities may not be completed or achieved on the expected terms or timetable.

Forward-looking statements speak only as of the date of this press release. Additional risks are described in the Company’s reports filed with or furnished to the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Readers should not place undue reliance on these statements. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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